SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006 AND 2005

REQUIRED INFORMATION

1.	The Financial Statements and Supplemental Schedule of the Bristol-Myers Squibb Company Savings and Investment Program, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

2.	Exhibits: Exhibit 23a. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

3.	Exhibits: Exhibit 23b. Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY SAVINGS AND INVESTMENT PROGRAM

Date: June 27, 2007	By:	/s/ Andrew R. J. Bonfield
Andrew R. J. Bonfield Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2006

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of

The Bristol-Myers Squibb Company

Savings and Investment Program and the Bristol-Myers

Company Savings Plan Committee

We have audited the accompanying statement of net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program (the “Program”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 27, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Bristol-Myers Squibb Company Savings

and Investment Program and the Savings

Plan Committee of Bristol-Myers Squibb

Company

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program (the “Program”) at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 12, 2006

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in Thousands)	2006	2005
Assets:
Participant directed investments, at fair value:
Program interest in Savings Plan Master Trust	$3,283,591	$3,092,833
Loans to participants	19,841	19,184

Total investments	3,303,432	3,112,017

Receivables:
Employer contributions	1,966	1,861
Participants contributions	4,763	4,634
Interest receivable	53	—

Total receivables	6,782	6,495

Liabilities:
Due to Bristol-Myers Squibb Company Employee Incentive Thrift Plan	—	1,648
Due to Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program	—	768
Due to others	—	1,087

Total liabilities	—	3,503

Net Assets Available for Benefits, at fair value	3,310,214	3,115,009

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,518	—

Net Assets Available for Benefits	$3,315,732	$3,115,009

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in Thousands)	2006	2005
ADDITIONS:
CONTRIBUTIONS:
Employer contributions	$55,059	$52,319
Employer contribution settlement	7,179	28,699
Participants contributions	146,001	135,929
Rollover contributions	20,652	22,363

INVESTMENT INCOME:

Program’s share of net investment income in Savings Plan Master Trust	365,359	87,233
Net transfer	196	—
Interest on participant loans	1,240	1,051

Total additions	595,686	327,594

DEDUCTIONS:
Distributions and withdrawals	(394,731)	(287,072)
Administrative expenses	(232)	(141)
Net transfer	—	(5,855)

Total deductions	(394,963)	(293,068)

Increase in net assets	200,723	34,526

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	3,115,009	3,080,483

End of Year	$3,315,732	$3,115,009

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

General

The Bristol-Myers Company Savings Plan became effective on January 1, 1971 and was amended effective May 3, 1982 and designated as the Bristol-Myers Company Savings and Investment Program. On October 4, 1989, Squibb Corporation merged with a subsidiary of Bristol-Myers Company and Bristol-Myers Company changed its name to Bristol-Myers Squibb Company (the Company). Effective October 4, 1989, the name of the Savings Program was changed to the Bristol-Myers Squibb Company Savings and Investment Program (the Program). The Program is a defined contribution plan.

The Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), presented in Note 5, is maintained by Fidelity Investments (Fidelity) and includes the interests of the Program, the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Thrift Plan) and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Puerto Rico Program).

The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Program and named fiduciary for Program assets.

The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions

Any employee who meets certain service requirements, as defined in Article II; Section 2.1 of the Program document is eligible to participate in the Program. Eligible employees may participate in the Program following their date of hire, although the Company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program. An employee electing to participate in the Program can elect to contribute up to 25% of his or her annual benefit salary or wages (as defined in the Program) on an after-tax basis or to reduce his or her compensation by up to 25%, and have such amount contributed on his or her behalf on a pre-tax basis subject to applicable limitations. Participants may also elect a combination of contributions up to a combined total, both on an after-tax and pre-tax basis, of 25% subject to applicable limitations. The Company contributes a matching contribution of 75% for each dollar that the participant contributes, whether the contributions are made on a pre-tax or after-tax basis, on the first 6% of the participant’s pay.

Contributions of participants and the Company are remitted to Fidelity on a bi-weekly basis and are recorded on an accrual basis. All investment decisions are self directed by participants. During the years ended December 31, 2006 and 2005 participant contributions were invested in any one or more of the funds which comprise the Savings Plan Master Trust (see Savings Plan Master Trust Investments below). The classes of shares were switched for the Fidelity U.S. Equity Index Commingled Pool on January 31, 2005 and the name was modified to reflect the share conversion to the Fidelity U.S. Equity Index Commingled Pool Class 2. Effective July 1, 2006, The Goldman Sachs Collective Trust Strategic Value Fund was added to the Program and replaced the Fidelity Equity-Income Fund.

The default fund for future company matching contributions for participants who do not actively designate a fund for their company matching contributions is the Fidelity Retirement Money Market Portfolio. Employees may invest prior and future company matching contributions in any of the funds available under the Program.

The Program allows for catch up contributions for eligible participants who were 50 years of age or older. The catch-up contribution is intended to give employees who are approaching retirement age the opportunity to make additional pre-tax contributions over the applicable Internal Revenue Service (IRS) and Program limits. Generally, if an eligible employee’s contribution rate is at 25%, such contributions exceed IRS applicable limits and he or she satisfies the age requirement, then that employee may make catch-up contributions. The catch-up contribution itself is limited to $4 thousand in 2005 and $5 thousand in 2006. Effective January 1, 2007, the requirement for an employee to meet the 25% contribution rate in order to have catch-up contributions deducted was eliminated. Employee catch-up contributions (if elected) are deducted at the same time as all other contribution deductions. In future years, the catch-up contribution limit will be indexed for inflation. There is no Company match on catch-up contributions.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and Program earnings and charged with withdrawals and distributions and Program losses. The benefit to which a participant is entitled is the benefit under the participant’s vested account.

Savings Plan Master Trust Investments

During the years ended December 31, 2006 and 2005 participant contributions were invested in any one or more of the following funds which comprise the Savings Plan Master Trust:

•	Company Stock Fund

•	Northern Trust Global Investment Russell 2000 Equity Index Fund

•	Fidelity Puritan Fund

•	Fidelity Equity-Income Fund (prior to July 1, 2006)

•	Fidelity Growth Company Fund

•	Fidelity Retirement Money Market Portfolio

•	Fidelity U.S. Bond Index Fund

•	Fidelity U.S. Equity Index Commingled Pool (prior to January 31, 2005)

•	Fidelity U.S. Equity Index Commingled Pool Class 2 (after January 31, 2005)

•	Dreyfus Appreciation Fund, Inc

•	Managers Special Equity Fund

•	Vanguard Total International Stock Index Fund - Investor Class

•	American Funds EuroPacific Growth Fund - Class R5

•	The Goldman Sachs Collective Trust Strategic Value (after July 1, 2006)

•	Fixed Income Fund

The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company, which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company.

The Fixed Income Fund consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Program under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All contracts pay interest on a net basis. Contracts with John Hancock Mutual Life Insurance Company, Metropolitan Life Insurance Company, New York Life Insurance Company, Principal Mutual Life Insurance Company, Prudential Life Insurance Company, and Sun America Life Insurance Company were in place at December 31, 2006 (see Note 6 – Investment Contracts with Insurance Companies).

From time to time, the Program may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the trustee for the investment of funds of profit sharing and savings plans and programs.

At any point in time the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Fixed Income Fund for the years ended December 31, 2006 and 2005 was 4.8% and 5.0%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2006 and 2005 was 4.8% and 4.9%, respectively. The crediting interest rate at any date is the weighted average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Distributions and Withdrawals

While remaining in employment, a participant may withdraw all or part of the employee and vested employer contributions made, subject to certain restrictions of the Program and excise taxes imposed by the Internal Revenue Code (IRC).

Vesting

A participant vests in employer contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested in employer contributions. Upon death or normal retirement, a participant will become 100% vested in employer contributions regardless of his or her years of qualifying service. If a participant leaves the Company before becoming fully vested, the unvested portion of the employer contributions are forfeited and returned to the Company (See below for further discussions on forfeitures). Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program. A participant is always 100% vested in their own contributions – pre-tax, after-tax, rollover contributions from other plans and catch-up contributions and earnings thereon.

Loans

While remaining in employment, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) $50 thousand less the highest outstanding loan balance during the previous twelve months. Loans are secured by the balance in the participant accounts and bear interest at rates set by the Committee.

Termination of Employment and Payment of Benefits

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments for a period between two and fifteen years and in the event there are minimum required distributions, the installment payment shall not exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death), or (3) an annuity for employees hired prior to October 1, 1994. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Forfeited Accounts

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $1,224 thousand and $965 thousand, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2006, employer contributions were reduced by $1,052 thousand from forfeited nonvested accounts.

Net Transfer

A participant’s account may be transferred to or from another savings plan within the Company if their employment status changes such that they become eligible for a different plan. A participant’s account could also be transferred to another company’s savings plan if required under the terms of a divestiture of a business unit. New accounts could be transferred in from another company’s savings plan, if required under the terms of an acquisition of a new company.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP).

Prior period amounts for Rollover Contributions and Interest on Participant Loans are shown separately on the Statements of Changes in Net Assets Available for Benefits to conform to current year presentation.

Valuation

Valuation of investments of the Program represents the Program’s allocable portion of the Savings Plan Master Trust’s investments. The Savings Plan Master Trust’s investment valuation policies are as follows: The Company Stock Fund is valued at the last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Common/collective trust (CCT) funds are stated at fair value, based on the fair value of the underlying investments. Money market instruments are valued at cost plus interest earned, which approximates their fair values. Shares of the Fidelity mutual funds and other retail mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year end. The fully benefit-responsive investment contract is stated at fair value in 2006 and at contract value in 2005. The fair value of the contracts is adjusted to contract value in the Statements of Net Assets Available for Benefits for 2006. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program year, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, investment contracts, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, overall market volatility and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid at December 31, 2006 and 2005.

Income, Expenses and Realized and Unrealized Gains and Losses on Securities

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest is accrued by the Savings Plan Master Trust as earned, and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Realized and unrealized gains and losses are included in net appreciation/depreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

All expenses incurred by the Program, other than investment management and trustee fees, which are paid from each fund’s assets, are paid by the Company.

Management fees charged to the Program for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Adoption of New Accounting Guidance

The Program adopted Financial Accounting Standards Board Staff Position, AICPA Audit and Accounting Guide, Investment Companies INV-1 and Statements Of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), for the year ended December 31, 2006. The impact to the prior year Statement of Net Assets Available for Benefits was not material. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value as of December 31, 2006. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

NOTE 3 – TAX STATUS

In the Program’s latest determination letter dated July 8, 2003, the IRS stated that the Program, as then designed, was in compliance with the applicable requirements of the IRC. Although the Program has been amended since receiving the determination letter, the Program administrator and Program’s tax counsel believes that the Program is currently designed and operated in compliance with the applicable requirements of the IRC and the Program and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Program’s financial statements.

Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the trustee until the participant’s account is distributed to the participant.

NOTE 4 – TERMINATION OF THE PROGRAM

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Program in accordance with the provisions of the ERISA. If the Program is terminated, the interest of each participant in all funds will vest immediately. In accordance with Program provisions, the Company has the right to amend or replace the Program for any reason.

NOTE 5 – MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust and consists of individual participant accounts. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. The Program’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2006 and 2005 was 96%.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - MASTER TRUST (Continued)

At December 31, 2006 and 2005, the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust were as follows:

(Dollars in Thousands)	2006	2005
Investments:
Determined based on quoted market-price:
*Company Stock Fund Bristol-Myers Squibb Company Common Stock	$759,212	$794,252
Mutual Funds:
*Fidelity Puritan Fund	104,967	69,133
*Fidelity Equity-Income Fund	—	215,095
*Fidelity Growth Company Fund	381,478	365,640
*Fidelity Retirement Money Market Portfolio	179,219	139,160
*Fidelity U.S. Bond Index Fund	107,514	105,367
Dreyfus Appreciation Fund, Inc.	68,966	54,458
Managers Special Equity Fund	67,851	54,096
Vanguard Total International Stock Index Fund	132,444	63,773
American Funds EuroPacfic Growth Fund - Class R5	110,023	43,606
Determined based on underlying fair value of investments held:
Common Collective Trusts:
*Fidelity U.S. Equity Index Commingled Pool – Class 2	360,654	341,499
Goldman Sachs Collective Trust Strategic Value Fund - CCT	228,092	—
Northern Trust Global Investments Russell 2000 Equity Index Fund - CCT	144,804	120,599
**Fixed Income Fund (see Note 2):
Group Annuity Contracts, New York Life Insurance Company with 2006 interest rates ranging from 4.08% to 5.95% per annum (p.a.), varying maturity dates	229,697	279,578
Group Annuity Contracts, Metropolitan Life Insurance Company with 2006 interest rates ranging from 2.98% to 4.75% p.a., varying maturity dates	164,212	74,962
Group Annuity Contracts, SunAmerica Life Insurance with a 2006 interest at 4.53% p.a., maturing in 2009	47,767	46,182
Group Annuity Contracts, Prudential Life Insurance Company with 2006 interest rates ranging from 4.09% to 5.00% p.a., varying maturity dates	114,257	38,408
Group Annuity Contracts, Principal Mutual Life Insurance Company with 2006 interest rates ranging from 4.75% to 5.85% p.a., varying maturity dates	130,498	117,524
Group Annuity Contract, John Hancock Mutual Life Insurance Company with 2006 interest rates ranging from 4.03% to 4.42% p.a., varying maturity dates	81,729	165,043
Group Annuity Contract, Travelers Insurance Co. with 2005 interest rates ranging from 2.98% to 4.04% p.a., varying maturity dates	—	90,361

*Company Stock Fund—Fidelity Management Trust Company Institutional Cash Portfolio	6,489	6,311
*Fixed Income Fund—Fidelity Institutional Cash Portfolio Money Market	6,377	30,945

Total Investments	3,426,250	3,215,992
Dividends receivable	—	9,650
Adjustments from fair value to contract value for fully benefit responsive investment contracts	5,983	—

Net Assets	$3,432,233	$3,225,642

*	Denotes a party-in-interest to the Program.
**	Fully benefit responsive investment contracts in 2006 have been presented at fair value in accordance with the FSP.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - MASTER TRUST (Continued)

The Program’s investments at fair value that represented 5% or more of the Program’s net assets available for benefits as of December 31, 2006 or 2005 are as follows:

(Dollars in Thousands)	2006	2005
Investment:
Company Stock Fund Bristol-Myers Squibb Company Common Stock	$695,008	$727,921
Fidelity Growth Company Fund	374,525	359,512
Fidelity U.S. Equity Index Commingled Pool – Class 2	351,636	333,185
Goldman Sachs Collective Trust Strategic Value Fund - CCT	224,822	*
Group Annuity Contracts, New York Life Insurance**	224,070	273,474
Fidelity Retirement Money Market Portfolio	174,080	*
Fidelity Equity-Income Fund	*	212,146
Group Annuity Contract, John Hancock Mutual Life Insurance Company	*	161,440

*	Investments less than 5% of net assets available for benefits.
**	The contract value of this investment for 2006 was $223,575 thousand.

The total investment income of the Savings Plan Master Trust for the years ended December 31, 2006 and 2005 were as follows:

(Dollars in Thousands)	2006	2005
Investment income, net:
Interest income	$51,843	$48,972
Dividend income	59,460	61,232
Net appreciation / (depreciation) in fair value of investments	270,022	(24,373)

Total Investment income	$381,325	$85,831

The net appreciation/(depreciation) in the fair value of the Savings Plan Master Trust investments by fund for the years ended December 31, 2006 and 2005 were as follows:

(Dollars in Thousands)	2006	2005
Company Stock Fund	$94,798	$(94,491)
Fidelity Puritan Fund	5,392	(721)
Fidelity Equity-Income Fund	6,523	(68)
Fidelity Growth Company Fund	33,264	42,555
Fidelity U.S. Bond Index Fund	(371)	(2,342)
Fidelity U.S. Equity Index Commingled Pool	—	(8,800)
Fidelity U.S. Equity Index Commingled Pool - Class 2	51,020	24,881
Dreyfus Appreciation Fund, Inc.	5,505	1,278
Managers Special Equity Fund	(3,311)	(1,933)
Vanguard Total International Stock Index Fund	19,843	6,638
Northern Trust Global Investments Russell 2000 Equity Index Fund	22,370	5,188
Goldman Sachs Collective Trust Strategic Value Fund	27,031	—
American Funds EuroPacific Growth Fund - Class R5	7,958	3,442

	$270,022	$(24,373)

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6—INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Savings Plan Master Trust holds group annuity investment contracts in several fully benefit-responsive investment contracts with various insurance companies. The insurance companies maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Each contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Program by such insurance companies. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Program management believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable. The insurance companies may not terminate a contract at any amount less than contract value.

The insurance companies are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than percentage based on the individual contracts which ranges from 2.98% to 5.95%. The average yields for investment contracts with insurance companies on an overall savings plan Master Trust level for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Average yields:
Based on annualized earnings (1)	4.78%	4.84%
Based on interest rate credited to participants (2)	4.78%	4.84%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Program year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Program year by the fair value of the investments on the same date.

NOTE 7 – ERISA LITIGATION AND SECURITIES LITIGATION

In December 2002 and the first quarter of 2003, the Company and others were named as defendants in five class actions brought under the ERISA in the U.S. District Courts for the Southern District of New York and the District of New Jersey. These actions were consolidated in the Southern District of New York under the caption In re Bristol-Myers Squibb Co. ERISA Litigation, 02 CV 10129 (LAP). An Amended Consolidated Complaint was served on August 18, 2003. A Second Amended Consolidated Complaint was filed on May 27, 2005. The Second Amended Consolidated Complaint was brought on behalf of four named plaintiffs and a putative class consisting of all participants in, or beneficiaries of, the Program at any time between January 1, 1999 and March 10, 2003 whose accounts included investment in Company stock. The named defendants were the Company, the Committee, thirteen individuals who presently serve on the Committee or who served on the Committee in the recent past, Charles A. Heimbold, Jr. and Peter R. Dolan (former Chief Executive Officers of the Company). The Second Amended Consolidated Complaint generally alleged that the defendants breached their fiduciary duties under ERISA during the class period by, among other things, imprudently investing assets of the Program in Company stock; misrepresenting and failing to disclose truthful and adequate information about the Company stock as a Program investment; and operating under conflicts of interest. In addition, all defendants except Heimbold and Dolan were alleged to have engaged in transactions prohibited under ERISA by causing the Program to acquire Company stock, and the Company, Heimbold and Dolan were alleged to have failed to monitor the other Program fiduciaries. These ERISA claims were predicated upon factual allegations concerning, among other things: the safety, efficacy and commercial viability of a Company product; the Company’s sales incentives to certain wholesalers and the inventory levels of those wholesalers; and alleged certain anticompetitive behavior.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – ERISA LITIGATION AND SECURITIES LITIGATION (Continued)

On June 6, 2005, counsel for plaintiffs and the Company entered into a Stipulation and Agreement of Settlement (Settlement). The U.S. District Court for the Southern District of New York preliminarily approved the Settlement on June 22, 2005. On October 12, 2005, the Court conducted a Fairness Hearing, granted final approval of the Settlement and awarded attorneys’ fees totaling $8.7 million. The Settlement provides for certification, for Settlement purposes only, of a class consisting of all persons who were participants in, or beneficiaries of, (i) the Program; (ii) the Puerto Rico Program; and (iii) the Thrift Plan (collectively, the Qualified Plans), at any time between January 1, 1999 and March 10, 2003 and whose accounts in such plans included investments in the Bristol-Myers Squibb Company Stock Fund (excluding the individual defendants). The Settlement provides that the Company pay to the Savings Plan Master Trust $41.2 million less plaintiffs’ attorneys’ fees, settlement administration costs and $5 thousand to each of the four named plaintiffs (the Net Settlement Amount). The Net Settlement Amount of $32.2 million was paid to the Savings Plan Master Trust on November 21, 2005. The plaintiffs’ attorneys’ fees and the payments to the named plaintiffs were made by the Company on November 29, 2005. The settlement administration costs were $314 thousand. The distribution of the proceeds of the Settlement to class members was made by the Company on March 8, 2006 in accordance with the plan of allocation that was approved by the Court in October 2005.

The plan of allocation included a certain amount of Settlement proceeds being transferred to the Zimmer Holdings, Inc. Savings and Investment Program, Zimmer Holdings Inc. Puerto Rico Savings and Investment Program, and the Matrix Plan through the L’Oreal Savings Plan. The allocation of the Net Settlement Amount broken down by plan is as follows: the Program $28.7 million; the Thrift Plan $1.6 million; the Puerto Rico Program $759 thousand; Zimmer Holdings, Inc. Savings and Investment Program $937 thousand; Zimmer Holdings Inc. Puerto Rico Savings and Investment Program $27 thousand; and Matrix Plan via L’Oreal Savings Plan $111 thousand. The Net Settlement Amount was invested in the Fidelity Retirement Money Market Fund from November 21, 2005 to March 8, 2006. The interest earned on the Net Settlement Amount was approximately $385 thousand (the Interest) and was distributed to the class members on March 15, 2006. The allocation of the Interest broken down by plan is as follows: the Program $344 thousand; the Thrift Plan $20 thousand; the Puerto Rico Program $9 thousand; Zimmer Holdings, Inc. Savings and Investment Program $10 thousand; and Matrix Plan via L’Oreal Savings Plan $1 thousand. In addition, the Company agreed that (i) no proceeds that the Qualified Plans may receive from In re Bristol-Myers Squibb Co. Secur. Litig., Master File No. 02-CV-2251 (LAP) (the Securities Litigation) would be used to offset any monies paid pursuant to the Settlement, (ii) there would be no restriction to the participants’ ability to diversify their matching contributions under the Qualified Plans for at least five years from the Settlement’s effective date, (iii) it would re-notify current participants in the Qualified Plans about the fact that they can designate the Qualified Plan fund into which their Company matching funds will be invested, and (iv) it would make an educational program concerning diversification of investments available to Qualified Plan participants, and would keep that or a similar program in place for at least five years. No employee benefit plan was a named defendant in the litigation, and no costs incurred with respect to the litigation have been borne directly by any employee benefit plan. The Net Settlement Amount of $32.2 million that was paid to the Savings Plan Master Trust on November 21, 2005 was reflected in the 2005 financial statements, and the allocation of the Net Settlement Amount to the other benefit plans referenced above and the interest on the $32.2 million were recorded as payables in the 2005 financial statements which were distributed in 2006.

In August 2006, the distribution of proceeds of three settlements of claims against the Company and other related defendants under federal securities laws were distributed to eligible participants under the Qualified Plans in the following matters: In re BMS Securities Litigation, 02 Civ. 2251 (LAP) (S.D.N.Y.), U.S. Securities and Exchange Commission v. BMS. No. 04-3680 (FSH) (D.N.J.), and Deferred Prosecution Agreement, executed June 15, 2005, between the Company and the U.S. Department of Justice. On August 10, 2006 the Qualified Plans received a settlement of $7.8 million. The Program received $7.2 million, the Thrift Plan received $300 thousand and the Puerto Rico Program received $283 thousand. This amount was posted to eligible class members on August 23, 2006. In addition, in June 2006, U.S. Trust Company, N.A., as independent fiduciary for the Qualified Plans, submitted a proof of claim in connection with the settlement of the securities class action captioned In re BMS Securities Litigation, No. 00-1990 (N.J).

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Management Trust Company (Fidelity Trust). Fidelity Trust is the trustee as defined by the Program. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Program also invests in shares of the Company. At December 31, 2006 and 2005, the Program held 32.5 million and 38.9 million shares, respectively, of Company common stock with a cost basis of $614.5 million and $738.4 million, respectively. During the year ended December 31, 2006, the Program recorded dividend income of $31.5 million. The Company is the Program sponsor and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, certain Program participants borrowed from the Program. As of December 31, 2006 and 2005, the outstanding loans of the Program participants were $19.8 million and $19.2 million, respectively, with interest rates ranging from 5.0% to 12.5% and varying maturity dates. Program participants are a party-in-interest to the Program. Certain employees of the Company serve in a management capacity for the Program.

NOTE 9 – DIVESTITURES

In May 2005, the Company completed the divestiture of its Oncology Therapeutics Network to One Equity Partners LLC. There was an asset transfer of $3.8 million from the Program to a Savings Program maintained by One Equity Partners LLC for 105 employees who voluntarily transferred their assets. The remaining terminated employees elected to leave their assets in the Program.

The sale of the Buffalo Technical Operations facilities to Contract Pharmaceuticals Limited closed on August 25, 2005. $1.8 million was transferred to the buyer’s plan on September 16, 2005 for 61 employees who processed a “Voluntary Elective Transfer” through the Program.

The sale of the Consumer Medicines business to Novartis closed on August 31, 2005. Four employees elected the “Voluntary Elective Transfer”. On September 30, 2005, $126 thousand was transferred from the Program to the buyer’s plan.

NOTE 10-RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006, per the financial statements to the Form 5500:

(Dollars in Thousands)	2006
Interest in Savings Plan Master Trust per the financial statements	$3,283,591
Adjust from contract value to fair value for fully benefit-responsive investment contracts	5,518

Interest in Savings Plan Master Trust per the Form 5500	$3,289,109

FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 38100
EIN NUMBER: 22-0790350

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2006

(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value
*	Program participant	Participant loans, with varying maturity dates ranging from 2007 to 2017 and interest rates between 5.0% and 10.5%	—	19,841

		Total		$19,841

*	Denotes a party-in-interest to the Program.
**	Cost information is not required for participant directed investments.

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